

Anna Zege · 3rd in

Cofounder at Groomit for Pets, LLC

New York, New York · 500+ connections · Contact info

Groomit for Pets, LL

New York University

Experience

Cofounder

Groomit for Pets, LLC

Feb 2017 – Present · 3 yrs 7 mos

Greater New York City Area

Founder and CEO

Zegzy Baby (Formely Haute Doggy Style)

Jul 2010 – Present · 10 yrs 2 mos

New York, NY

- Founder and operator of retail company selling high-end line of canine fashion apparel.
- Design apparel line, source and purchase all materials and coordinate with production facility
- Handle all marketing and sales.
- Conduct sales online and through third party retail stores.

Financial Professional

AXA Advisors

Mar 2014 – Apr 2017 · 3 yrs 2 mos

Greater New York City Area

AXA Advisors, LLC (NY, NY), member SIPC. AXA Network, LLC; AXA Network Insurance Agenc
of California, LLC in CA; AXA Network Insurance A

Puerto Rico, Inc. in PR. EOE M/F/D/V.

Real Estate Analyst Internship
RJS Realty Acquisitions
Jun 2008 – Aug 2008 · 3 mos
New York, NY

• Worked with real estate agents to identify poten
acquisition.
• Analyzed commercial properties for potential ac
due diligence review.

Personal Assistant/Researcher and editor
Cecil Grace Foundation
Nov 2007 – May 2008 · 7 mos
New York, NY

• Assisted in the compilation, drafting and editing
• Conducted research on numerous diet and nutri
• Assisted in planning and coordinating fundraisin

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Education

New York University
Economics, Economics, 3.8
2004 – 2008